UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

                            SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                        Chateau Properties, Inc.
                          (Name of Issuer)

                      Common Stock, $.01 Par Value
                     (Title of Class of Securities)

                              161739107
                           (CUSIP Number)

Mitchell Tanzman, Oppenheimer & Co., Inc.
200 Liberty Street, New York, New York 10281 (212) 667-6607(Name,
Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         September 11, 1996
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13 G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) ; has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 13 Pages
PAGE

______________________________________________________________
                       13D

CUSIP NO. 161739107                     PAGE 2 OF 13 PAGES
______________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OPPENHEIMER & CO, INC. I.R.S. NO. 13-2798343
______________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                      (b)  X
______________________________________________________________
3    SEC USE ONLY
______________________________________________________________
4    SOURSE OF FUNDS
     WC; OO (See Item 3)
______________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(c) OR 2(e)                        X
____________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
______________________________________________________________
NUMBER OF      7   SOLE VOTING POWER

SHARE              425,000
               _______________________________________________
BENEFICIALLY   8   SHARED VOTING POWER

OWNED BY           0
               _______________________________________________
EACH           9   SOLE DISPOSITIVE POWER

REPORTING          425,000
               _______________________________________________
PERSON         10  SHARED DISPOSITIVE POWER

WITH               0
______________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                   425,000
______________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
______________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    6.97%
______________________________________________________________
12   TYPE OF REPORTING PERSON
     BD, CO
______________________________________________________________
PAGE

SCHEDULE 13D

Item 1:   Security and Issuer
     (a)  Title and Class:  Common Stock, $.01 par value (the "Shares")
     (b) Name and Address: Chateau Properties, Inc.(the "Company"), 19500 Hall Road, Clinton Township, Michigan 48038

Item 2:   Identity and Background

     Oppenheimer and Co., Inc. ("Oppenheimer") is a diversified financial services firm which is engaged in securities, options and commodities, brokerage, trading, arbitrage, investment banking and other related financial services. The address of the principal office of Oppenheimer is 200 Liberty Street, New York, New York 10281. Except as set forth on Exhibit 1, Oppenheimer, nor to the best knowledge of Oppenheimer, any of the persons named in Exhibit
     2 during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similiar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Oppenheimer is an indirect, controlled subsidiary of Oppenheimer Group, Inc.("OGI"). This Schedule 13D is being filed by Oppenheimer on behalf of 1) a proprietary arbitrage account of Oppenheimer holding Shares; 2) an arbitrage limited partnership holding Shares ("Oppenheimer Arbitrage Partners") , of which Oppenheimer and OPCO Partners Inc. ("OPI") are the sole general partners of the limited partnership which is the general partner; 3) an offshore fund owned by non-United States persons ("Oppenheimer International Ltd."),
     4) an offshore fund owned by non-United States persons ("Oppenheimer U.S. Arbitrage, Ltd.") and 5) a separately managed account over which Oppenheimer exercises discretion. This Schedule 13D only relates to the Shares beneficially owned by Oppenheimer in connection with its arbitrage activities and does not include any other holdings of Shares by Oppenheimer. Management of the affairs of Oppenheimer, including decisions respecting disposition and/or voting of the Shares resides in the officers and directors of Oppenheimer and is not directed by OGI or any intermediary Company in the the chain ownership between Oppenheimer and OGI.
     Accordingly, the filing of this Schedule 13D by Oppenheimer is not intended as, and should not be deemed, an acknowledgement of beneficial ownership or shared voting or dispositive power by OGI or any such intermediary Company of the Shares, such beneficial ownership or attribution of shared voting or dispositive power being disclaimed. Information about the executive officers and directors of Oppenheimer is set forth on Exhibit 2 hereto.

 Item 3:  Source and Amount of Funds or Other Consideration

     Working Capital for Oppenheimer, personal funds or margin purchases for the other accounts. The aggregate cost of the Shares beneficially owned by oppenheimer is $ 11,117,957.50

Item 4:   Purpose of Transaction

The Shares held by Oppenheimer on behalf of each of the accounts named in Item 2 are for risk arbitrage and other investment activities in the ordinary course of Oppenheimer's business. The ownership of Shares described herein is not for the purpose of acquiring control of the Company. Oppenheimer, in the ordinary course of its risk arbitrage and general investment activities, may from time to time purchase additional Shares, or sell all or a portion of the Shares held by any of the acounts listed in Item 2. On September 13, 1996, Oppenheimer sent a letter addressed to Mr. John Boll, the Chairman of the Board of Directors of Chateau Properties Inc. with copies to the Board of Directors. Such letter incorporated by reference in its entirety in this Item 4. Oppenheimer reserves the right to exercise any and all of its rights as a stockholder of the Company in a manner consistent with its equity interests.

Item 5: Interest in Securities of the Issuer

     (a)  Aggregate number of Shares: 425,000
          Percentage: 6.97%

     (b)  1. Sole power to vote or to direct vote: 425,000
          2. Shared power to vote or to direct the vote:  0
          3. Sole power to dispose or to direct the disposition:425,000
          4. Shared power to dispose or to direct the disposition: 0

     (c)  Transactions during the past sixty days:    (See Exhibit 4)

     Except as set forth herein or in Exhibit 4 hereto, to the best knowledge of Oppenheimer, none of the persons listed in Exhibit 2 hereto beneficially owns any Shares or has effected any transactions in the Shares during the past sixty days.

     (d)  Not applicable

     (e)  Not applicable

Item 6 : Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except for any loan arrangements disclosed under Item 3 (which descriptions are incorporated by reference in this Item), neither Oppenheimer, nor to the best of Oppenheimer's knowledge, any of the persons listed in Exhibit 2 hereto, has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Shares.


Item 7 :  Material to be filed as Exhibits

     (a) Information with respect to certain legal proceedings involving Oppenheimer - Exhibit 1

     (b) Information concerning the Executive Officers and Directors of Oppenheimer - Exhibit 2

     (c) Letter addressed to Mr. John Boll, Chairman of the Board of Directors of the Company - Exhibit 3

     (d)  Transactions during the past sixty days - Exhibit 4


Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated :   September 13, 1996

                                       /s/Mitchell A. Tanzman
                                       Mitchell Tanzman
                                       Managing Director

                                            Page 6 of 13
Exhibit 1

Information With Respect to Certain Legal Proceedings
Involving Oppenheimer & Co., Inc.

In July 1991, Oppenheimer was fined $6,000 by the NASD based on findings that Oppenheimer violated the NASD's free-riding and withholding rules during the calendar year 1990.

In December 1991, Oppenheimer settled the matter captioned Ruth Houck Lucas et. al. vs. Oppenheimer & Co., Inc. and Wilder Lucas with a payment to Mrs. Lucas of $865,000. This matter proceeded to a jury trial in Federal District Court in St. Louis, Missouri resulting in an adverse jury award of $510,000 in actual damages and $520,000 in punitive damages. On appeal, the United States Court of Appeals for the Eighth Circuit affirmed the punitive damages award and remanded the case to the trial court for determination of the issue of actual damages.
Oppenheimer compromised this matter with a total payment to Plaintiff of $865,000. Plaintiff alleged, inter Alia, that Oppenheimer negligently and/or recklessly permitted her son, Wilder Lucas, who held a general power of attorney from her, to manage certain estate funds over which Mrs. Lucas was responsible as executor. The general power of attorney which was granted to Wilder Lucas from his mother, the Plaintiff, was not sufficient under Missouri law. Mr. Lucas, co-defendant in this matter, diverted funds from the estate via wire transfer and other means from the Oppenheimer account. Mrs. Lucas originally granted the power of attorney to her son in December, 1983 and the transfers from the account occurred during 1984. The account was maintained in Oppenheimer's Chicago, Illinois branch office.

On January 15, 1992 Oppenheimer consented to the entry of an order by the Securities and Exchange Commission. Under such order, the Commission found, without admission or denial by Oppenheimer, that Oppenheimer violated Section 17(a) of the Exchange Act and 17 C.F.R. SS 240.17a-3 and 240.17a-4 in connection with the offer, purchase or sale of certain unsecured debt securities issued by certain government sponsored enterprises. Under the order Oppenheimer was required to cease and desist from committing or causing any violation or future violations, pay a civil penalty in the amount of $25,000, and develop, implement, and maintain policies and procedures to ensure future compliance.

In a proceeding before the NASD entitled In the Matter of District Business Conduct Committee for District No. 3 vs. Oppenheimer and Donald Bruce Zweibel ("Zweibel") together ("Respondents"), it was alleged that Respondents violated Article III Section 1 of the Rules of Fair Practices by failing to inform a customer about gross commissions and management fees and for failure to advise the customer about capital gains and a tax consequence. In connection with an Offer of Settlement accepted by the NASD on December 17, 1992, Oppenheimer accepted the complaint in this proceeding as a statement of the nature of the charges, rule violations and proposed findings of fact to be made by the NASD, consented to a censure and a fine of $2,000. Zweibel was censured and fined $5,000.

On May 14, 1993, an Order was entered upon consent, by the Commissioner of Securities for the State of Alabama finding that Oppenheimer violated the Alabama Securities Act as a result of the transaction of business in Alabama as an investment adviser while unregistered. Without admitting or denying such findings, Oppenheimer agreed to pay restitution to certain Alabama customers and an administrative assessment of $3,000 to the State of Alabama. In addition, Oppenheimer agreed to exercise diligent supervision so as to ensure that its employees comply with the Alabama Securities Act.

In June, 1994, an administrative proceeding brought by the Division of Securities and Investment Protection, Department of Banking and Finance of the State of Florida, ("the Division") Department of Banking and Finance vs. John Jacobs, Jerry Slansky, Carl Chaleff and Oppenheimer and Co., Inc. was amicably settled by the execution of a Stipulation and Consent Agreement. The administrative proceeding alleged that inter alia, that John Jacobs, an account executive at Oppenheimer in its Chicago, Illinois branch office, engaged in unsuitable trading and entered unauthorized trades in the account of Sylvia Masteller, a Florida resident. Ms. Masteller instituted an arbitration which was settled in January, 1992 with a payment to her of $50,000. In October, 1993, the Department of Banking and Finance instituted the administrative
proceeding.   Without admitting or denying the allegations, respondent
John Jacobs agreed to reimburse the Division $2,500 in administrative costs and to withdraw his registration in the state of Florida. Jerry Slansky, Oppenheimer's Branch Manager in Chicago, from December, 1986, until June, 1988, agreed to reimburse the Division administrative costs of $2,500, and Carl Chaleff, Oppenheimer's Branch Manager in Chicago from June, 1988, to the present, also agreed to reimburse the Division administrative costs of $2,500. Oppenheimer agreed to reimburse the Division administrative costs of $2,000 and to pay $15,000 in additional
restitution to Ms. Masteller.   The Stipulation and Consent Agreement
includes an explanation and indication of the allegations, as follows: that Oppenheimer provided confirmations and monthly statements to Ms. Masteller; that Oppenheimer established and kept current certain supervisory procedures which were reasonably expected to prevent and detect securities laws violations; that Oppenheimer added staff personnel in the Chicago branch to aid in its supervisory efforts, and that three separate account reviews of Ms. Masteller's account were conducted in May, 1989, October, 1989, and December, 1989.

Exhibit 2

Information Concerning the Executive Officers and Directors of Oppenheimer & Co., Inc.

The following sets forth as to each executive officer and director of Oppenheimer :(a) his name; (b) his business address; (c) his present principal occupation or employment; (d) to the best of Oppenheimer's knowledge, whether or not, during the last five years, such person was convicted in a criminal proceeding (excluding traffic violations or similiar misdemeanors); (e) to the best of Oppenheimer's knowledge, whether or not, during the last five years, such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violations with respect to such laws; and (f) his citizenship.

                                       Page 9 of 13
1.   (a)  Roger W. Einiger
     (b)  Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c)  Director and Vice Chairman of Oppenheimer
          Director and Executive Vice President of Holdings
          Director and Executive Vice President of Opco Partners
     (d)  No
     (e)  No
     (f)  United States

2.   (a)  Dennis E. Feeney
     (b)  Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c)  Executive Vice President & Chief Financial Officer of Oppenheimer
     (d)  No
     (e)  No
     (f)  United States

3.   (a)  Antonio S. Fernandez
     (b)  Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c)  Director & Executive Vice President of Oppenheimer
     (d)  No
     (e)  No
     (f)  United States

4.   (a)  Thomas Gallagher
     (b)  Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c)  Vice Chairman of Oppenheimer
     (d)  No
     (e)  No
     (f)  United States

5.   (a)  Nathan Gantcher
     (b)  Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c)  Director and President of Oppenheimer
          Director and President of Holdings
          Director and President of Opco Partners
     (d)  No
     (e)  No
     (f)  United States

6.   (a)  Burton C. Hallowell
     (b)  P.O. Box 515, East Orleans, MA 02643
     (c)  Director of Oppenheimer; Director of Various corporations
     (d)  No
     (e)  No
     (f)  United States

7.   (a)  Robert I. Kleinberg
     (b)  Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c) Executive V.P., General Counsel & Secretary of Oppenheimer Vice President & Secretary of Holdings
          Vice President & Secretary of Opco Partners
     (d)  No
     (e)  No
     (f)  United States

 8.  (a)  Stephen M. McGrath
     (b)  Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c)  Executive Vice President of Oppenheimer
     (d)  No
     (e)  No
     (f)  United States

9.   (a)  Seth Novatt
     (b)  Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c)  Executive Vice President of Oppenheimer
     (d)  No
     (e)  No
     (f)  United States

10.  (a)  Alan H. Rappaport
     (b)  Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c)  Executive Vice President of Oppenheimer
     (d)  No
     (e)  No
     (f)  United States

11.  (a)  Stephen Robert
     (b)  Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c)  Director and Chairman of Oppenheimer
          Director and Chairman of Holdings
          Director and Chairman of Opco Partners
     (d)  No
     (e)  No
     (f)  United States

12.  (a)  Michael C. Stoddart
     (b)  65 Kingsway, London WC2B 6QT, United Kingdom
     (c)  Director of Oppenheimer
          Chairman of Electra Investment Trust PLC
     (d)  No
     (e)  No
     (f)  United Kingdom

13.  (a)  O. Lee Tawes
     (b)  Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c)  Executive Vice President of Oppenheimer
     (d)  No
     (e)  No
     (f)  United States

                        Exhibit 3

                                            September 13, 1996

Mr. John Boll
Chairman of the Board of Directors
Chateau Properties, Inc.
19500 Hall Road
Clinton Township, MI 48038-1477

Dear Mr. Boll,

     Oppenheimer & Co., Inc. on behalf of itself and certain accounts, owns 425,000 shares or 6.97% of the outstanding shares of Chateau Properties, Inc. We are delighted to see that the Company's properties are so attractive that they have enticed at least three parties to make merger proposals or tender offers for Chateau Properties Inc. stock.

     We are not aligned with any particular bidder and we do not currently favor any one bidder purchasing the Company. Rather, we favor a fair and expeditious process to maximize value for shareholders.

     We are very concerned that there is a potential conflict of interest between the shareholders and the holders of OP units that may not be able to be addressed properly by the Board members in their entirety. It is critical that an independent committee of the Board of Directors be established to represent the shareholders' interests and to establish a fair and level playing field for all parties interested in making offers for the shares of Chateau Properties.

     To avoid chilling current and potential interest in the Company, it is also imperative that the Board of Directors immediately adopt a resolution confirming that the Ownership Limit and Excess Stock provisions in the Company's Articles serve only to satisfy the Concentrated Ownership Rule and that shares of the Company purchased through a tender offer by any successful bidder that is a "look through entity" will not be deemed Excess Stock. By agreeing with MHC's interpretation of Article VI of the Company's Articles, the Chateau Properties' Board would facilitate the process of maximizing value for shareholders.

     We would be pleased to discuss these and related matters with you. Please contact me at the above number.
                                            Very truly yours,


                                            Eric Rosenfeld
cc:
     C.G. Kellogg
     Edward R. Allen
     Gebran S. Anton Jr.
     James M. Lane
     Kenneth E. Myers
     Jay G. Rudolph

                  Page 12 of 13 pages




Exhibit 4

Chateau Properties, Inc.

TRANSACTIONS DURING THE PAST SIXTY DAYS

PURCHASES

Date of Transaction  Amount of Shares       Price Per Share

08/19/96                65,000                        25.7808
08/20/96                36,500                        25.6490
08/21/96                18,000                        25.3438
08/22/96                55,000                        25.9545
08/22/96                20,000                        26.0000
08/23/96                52,200                        26.1873
08/23/96                10,000                        26.1250
09/11/96                97,300                        26.4886
09/12/96                8,700                         26.5000
09/13/96                44,100                        26.7500
09/13/96                18,200                        26.7335



SALES

none                    None                          None

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 13, 1996

                                       /s/Mitchell A. Tanzman
                                       Mitchell Tanzman
                                       Managing Director